Exhibit 99.1

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 PM Eastern Time June 24, 2026) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business May 22, 2026 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on June 30, 2026. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. Inventiva S.A. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders For Shareholders of record as of May 22, 2026 Tuesday, June 30, 2026 2:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, Eastern Time, June 24, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Inventiva S.A.
Joint Ordinary & Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
	Ordinary items			
		FOR	AGAINST	ABSTAIN
1.	Approval of the statutory financial statements for the financial year ended December 31, 2025;	☐	☐	☐
2.	Approval of the consolidated financial statements for the financial year ended December 31, 2025;	☐	☐	☐
3.	Appropriation of profit/loss for the financial year ended December 31, 2025;	☐	☐	☐
4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;	☐	☐	☐
5.	Approval of the subscription agreement signed on May 2, 2025 between the Company and Samsara BioCapital L.P., for new shares with warrants issued by the Company, in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31, 2025;	☐	☐	☐
7.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chief Executive Officer until September 30, 2025, for the financial year ended December 31, 2025;	☐	☐	☐
8.	Final approval of the fixed and variable compensation paid or awarded to Mr. Andrew Obenshain in his capacity as Chief Executive Officer from October 1, 2025, for the financial year ended December 31, 2025;	☐	☐	☐
9.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer until June 30, 2025, for the financial year ended December 31, 2025;	☐	☐	☐
10.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;	☐	☐	☐
11.	Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors;	☐	☐	☐
12.	Approval of the compensation policy for Mr. Andrew Obenshain in his capacity as Chief Executive Officer;	☐	☐	☐
13.	Total compensation paid to members of the Board of Directors;	☐	☐	☐
14.	Approval of the compensation policy of the Company's directors;	☐	☐	☐
15.	Renewal of the Director's mandate of Ms. Renée Aguiar-Lucander;	☐	☐	☐
16.	Renewal of the Director's mandate of Mr. Heinz Maeusli;	☐	☐	☐
17.	Appointment of Ms. Camilla Soenderby, as Director of the Company;	☐	☐	☐
18.	Appointment of Ms. Anne Prener, as Director of the Company;	☐	☐	☐
19.	Appointment of Ms. Barbara Krebs-Pohl, as Director of the Company;	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 20. Authorization granted to the Board of Directors to buyback the Company's shares; #P21# #P21# #P21# Extraordinary items 21. Authorization to the Board of Directors to reduce the share capital by cancellation of shares; #P23# #P23# #P23# 22. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders' preemptive subscription rights maintained; #P24# #P24# #P24# 23. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders' preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier; #P25# #P25# #P25# 24. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders' preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier; #P26# #P26# #P26# 25. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders' preemptive subscription rights; #P27# #P27# #P27# 26. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders' preemptive subscription rights; #P28# #P28# #P28# 27. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the U.S. market called "At-the-market" or "ATM", without shareholders' preemptive subscription rights; #P29# #P29# #P29# 28. Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders' preemptive subscription rights; #P30# #P30# #P30# 29. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company; #P31# #P31# #P31# 30. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company; #P32# #P32# #P32# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders

Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 31. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights; #P33# #P33# #P33# 32. Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums; #P34# #P34# #P34# 33. Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers; #P35# #P35# #P35# 34. Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options; #P36# #P36# #P36# 35. Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons; #P37# #P37# #P37# 36. Decision to be taken in application of article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital); #P38# #P38# #P38# 37. Harmonization of the articles of association of the Company with applicable laws and regulations, resulting from the French Decree no. 2026-94 of February 13, 2026, relating to the modernization of communication means with their shareholders of some commercial companies; #P39# #P39# #P39# 38. Amendment of article 23 (censor) of the articles of association of the Company; #P40# #P40# #P40# 39. Decision to issue share subscription warrants of the Company without shareholders' preferential subscription rights to the benefit of the European Investment Bank and delegation of authority to the Board of Directors; #P41# #P41# #P41# On an ordinary basis 40. Power for formalities. #P43# #P43# #P43# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date Inventiva S.A. Joint Ordinary & Extraordinary General Meeting of Shareholders